

02007351

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . .	12.00

RECEIVED FEB 28 2002 WASH. D.C. 365 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COLLINS & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 LARKSPUR LANDING CIRCLE, NO. 102
(No. and Street)

LARKSPUR	CALIFORNIA	94939
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN P. COLLINS (415) 925-4000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENSON, BENSON & COMPANY
(Name — *if individual, state last, first, middle name*)

300 TAMAL PLAZA, SUITE 180	CORTE MADERA,	CALIFORNIA	94925
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN P. COLLINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLLINS & COMPANY, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public


BRUCE RAABE
Commission # 1292358
Notary Public - California
Marin County
My Comm. Expires Jan 27, 2005

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS & COMPANY, LLC

Statement of Financial Condition

December 31, 2001

(With Independent Auditor's Report)

BENSON, BENSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
CORTE MADERA, CALIFORNIA 94925-1131

BENSON, BENSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
300 TAMAL PLAZA, SUITE 180
CORTE MADERA, CALIFORNIA 94925-1131

TELEPHONE: (415) 924-2292
TELECOPIER: (415) 924-8202

BERNARD E. BENSON, C.P.A.
EUGENE A. BENSON, SR., C.P.A.

MEMBERS AICPA
MEMBERS CalCPA

INDEPENDENT AUDITOR'S REPORT

To the Members
Collins & Company, LLC

We have audited the accompanying statement of financial condition of Collins & Company, LLC, as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the financial position of Collins & Company, LLC at December 31, 2001, in conformity with generally accepted accounting principles.

Benson, Benson & Company

Corte Madera, California
February 15, 2002

COLLINS & COMPANY, LLC
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 2,040,866
Accounts receivable	161,684
Commissions receivable	145,218
New York Stock Exchange membership, at latest sales price (Note 1)	2,300,000
New York Futures Exchange membership, at carrying cost (Note 1)	100
Furniture, leasehold improvements and equipment, at cost, less accumulated depreciation of $229,031	88,726
Other assets	40,675
	$ 4,777,269

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$ 197,242
New York Stock Exchange membership contributed by member, at latest sales price (Note 1)	2,300,000
Total liabilities	2,497,242
Members' capital	2,280,027
	$ 4,777,269

See auditor's report dated February 15, 2002, and accompanying notes to statement of financial condition.

Organization and Nature of Operations

Collins & Company, LLC (Company) was formed on July 7, 1999. The Company received permission from the New York Stock Exchange to conduct business as Collins & Company, LLC on October 8, 1999. Prior to that date, the Company operated under the name of Collins & Co. (predecessor company) as it has since 1969.

The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and conducts a floor commission business on the New York Stock Exchange. In addition, as an introducing member, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered investment advisor in accordance with the Investment Advisors Act of 1940.

(1) Summary of Significant Accounting Policies

The New York Stock Exchange membership, contributed by a member to the Company, is presented at the latest sales price prior to the end of the year with a corresponding liability.

The New York Futures Exchange membership is presented at its carrying cost. The latest sales price prior to the end of the year was $ 1,000.

Depreciation of furniture and equipment is provided on straight-line and accelerated bases over estimated useful lives of three to seven years. Depreciation of leasehold improvements is provided on a straight-line basis over the remaining life of the lease.

Cash includes demand deposit accounts and money market fund investments, which have maturities of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Net Capital

The New York Stock Exchange, Inc. requires member firm compliance with Rule 15c3-1 of the Securities and Exchange Commission that requires members to maintain a ratio of aggregate indebtedness to net capital, as defined by the Rule, not in excess of 15 to 1, and minimum capital of $5,000. The capital ratio as of December 31, 2001, was .1 to 1. At that date, the Company had a net capital requirement of $13,149 and had net capital of $ 2,160,059 in excess of the capital requirement.

(3) Reserve Requirements

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(B) of the Rule.

(4) Operating Lease

The Company rents its offices under a lease agreement that expires on January 9, 2005. Rent increases are based on changes in the CPI Index for All Urban Consumers for the San Francisco-Oakland Area.

Minimum future rental payments as of December 31, 2000, are as follows:

	2002	$ 68,491
	2003	70,546
	2004	72,662
	2005	1,846
Total minimum future rental payments		$ 213,544

(5) Concentration of Credit Risk for Cash Held in Bank

The Company maintains a demand deposit account with a commercial bank. The account is insured by the Federal Deposit Insurance Corporation for up to $100,000. At December 31, 2001, the Company's uninsured cash balance totaled $1,301,067.

The Company also maintains a money market account with a clearing firm who is a member of the New York Stock Exchange. The account is insured by the Securities Investor Protection Corporation for up to $100,000. The clearing firm has purchased supplemental insurance, which results in coverage for up to $1,000,000 of cash deposits. At December 31, 2001, the Company had no uninsured money market fund balance.

(6) Financial Instruments

The Company's financial instruments, none of which are for trading purposes, include cash, accounts receivable, accounts payable and income taxes payable. The Company estimates that the fair value of all financial instruments at December 31, 2001, does not materially differ from the aggregate carrying values in the statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

(7) Business Interruption – SEC Emergency Orders

On September 11, 2001, certain terrorist actions in New York, New York, prompted the Securities and Exchange Commission to issue Emergency Orders pursuant to Section 12(k)(2) of the Securities and Exchange Act of 1934. These orders were entitled "Order Authorizing…" and subsequently "Order Extending Emergency Order Pursuant to Rule 12(k)(2) of the Securities and Exchange Act of 1934 Taking Temporary Action to Respond to Market Developments Concerning the American Stock Exchange LLC, Securities Exchange Act, Release Number 44797" which resulted in a halt to all trading from September 11, 2001 through September 28, 2001.

The Securities and Exchange Commission also issued "Order Authorizing…" and subsequently "Order Extending Prior Order Under Sections 6(c), 17(b) and 38(a) of the Investment Company Act of 1940 Granting Exemptions from Certain Provisions of the Act and Certain Rules Thereunder, Release 25165" authorizing temporary closure and related exemptions from the regulations that govern this industry from September 11, 2001 through September 28, 2001. These orders affected all firms within the jurisdiction of the Securities and Exchange Commission. The Exchanges reopened on October 1, 2001. Collins and Company, LLC did not lose any data and maintained its client base when normal trading resumed.